

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Mr. Timothy M. Adams
Chief Financial Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

      Re: athenahealth, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 15, 2010
             Form 10-Q for Fiscal Quarters Ended March 31, June 30
             and September 30, 2010
             Filed May 3, 2010, July 23, 2010 and October 22, 2010
             File No. 001-33689

Dear Mr. Adams:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      /s/ Andrew D. Mew

                      Andrew D. Mew
                      Accounting Branch Chief